SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	December	2009
Commission File Number	001-14620
Pan American Silver Corp
(Translation of registrant’s name into English)
1500-625 Howe Street, Vancouver BC Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press release, dated December 8, 2009

Document 1

Pan American Silver Corp. Now Owns 84.5% of Aquiline Resources Inc.’s Common Shares

Offers for Remaining Securities Extended Until December 22, 2009

(Note: All currency figures are in CDN$, unless otherwise indicated)

Vancouver, British Columbia – December 8, 2009 – Pan American Silver Corp. (“Pan American”) (TSX:PAA; NASDAQ:PAAS) is pleased to announce that it has been advised by Kingsdale Shareholder Services Inc. (the “Depositary”) that 67,216,956 common shares (the “Aquiline Shares”) of Aquiline Resources Inc. (“Aquiline”) (TSX:AQI) have been deposited to Pan American’s offer to acquire all of the issued and outstanding Aquiline Shares (the “Share Offer”), representing approximately 81.8% of the Aquiline Shares issued and outstanding as of December 7, 2009 calculated on a Diluted Basis (as defined below).  In addition, Pan American has been advised by the Depositary that none of Aquiline’s February 2008 series of common share purchase warrants, none of Aquiline’s May 2008 series of common share purchase warrants and 1,925,000 of Aquiline’s October 2008 series of common share purchase warrants (the “October 2008 Warrants) (all warrants together, the “Aquiline Warrants”, and together with the Aquiline Shares and the Aquiline convertible debenture, the “Aquiline Securities”) have been deposited to Pan American’s offers to acquire each outstanding series of Aquiline Warrants and the Aquiline convertible debenture (together, the “Convertible Security Offers”, and together with the Share Offer, the “Offers”).  Furthermore, Pan American has been advised by Aquiline that all of Aquiline’s November 2008 series of common share purchase warrants have been exercised for Aquiline Shares.

All of the conditions to the Offers have been satisfied and, accordingly, Pan American has taken up all Aquiline Securities deposited to the Offers as of this date.

Together with the Aquiline Shares and Aquiline common share purchase warrants owned by Pan American prior to the making of the Offers, Pan American, following the take up of Aquiline Securities deposited to the Offers to date, owns 72,291,956 Aquiline Shares (assuming the exercise by Pan American of all of the convertible securities of Aquiline owned by it or taken up by it to date under the Convertible Security Offers), representing approximately 88.0 % of the Aquiline Shares on a Diluted Basis (as defined below).

Pan American would also like to announce that it has extended the expiration date of its Offers to 9:00 pm Eastern Standard Time on Tuesday, December 22, 2009 in order to permit Aquiline Securityholders that have not tendered their Aquiline Securities an opportunity to do so.

For the purposes of this press release, “Diluted Basis” means the total number of Aquiline Shares outstanding as of December 7, 2009, together with all Aquiline Shares issuable on exercise of the October 2008 Warrants which remain outstanding.

About the Offers

The board of directors of Aquiline has unanimously determined that the Share Offer is fair to Aquiline shareholders and in the best interest of Aquiline and unanimously recommends that Aquiline shareholders accept the Share Offer and deposit their Aquiline Shares to the Share Offer.  The board of directors of Aquiline is making no recommendation as to whether any holders of Aquiline Warrants and the Convertible Debenture should accept or reject any of the Convertible Security Offers.

BMO Capital Markets, financial advisor to Aquiline, has previously delivered a fairness opinion to the board of directors of Aquiline in connection with the Share Offer.  Cormark Securities Inc. has also

1500 – 625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6
TEL 604.684.1175 • FAX 604.684.0147
www.panamericansilver.com

previously delivered a fairness opinion to the board of directors of Aquiline in connection with the Share Offer.  Pan American’s exclusive financial advisor for this transaction is Goldman, Sachs & Co.  Based on the closing price of Pan American common shares on the TSX on October 13th, 2009, being the last trading day prior to announcement of the Offers (and assuming a value of $0.81 for each 0.1 of a five year Pan American Warrant (a "Five Year Pan American Warrant")), the implied value of the Share Offer is $7.47 per Aquiline Share, which represents a premium of approximately 36.6% over the closing price of Aquiline Shares on the TSX on the same date, and a 62.0% premium to Aquiline’s 10-day volume weighted average price.  Upon successful completion of the transaction, Aquiline shareholders will own approximately 19% of the enlarged Pan American.

The Share Offer was made on the basis of 0.2495 of a Pan American common share, plus 0.1 of a Five Year Pan American Warrant for each Aquiline Share.  Each whole Five Year Pan American Warrant will entitle the holder to acquire one Pan American common share at a price of $35.00 per Pan American common share for a period of five years after the date on which Pan American first pays for Aquiline Shares tendered to the Share Offer.  The consideration offered pursuant to the Convertible Security Offers will consist of replacement Pan American securities, exercisable to acquire Pan American common shares, with similar terms to the respective Aquiline securities, subject to an adjustment based on a 0.2495 exchange ratio.

The details of the Offers are contained in the take-over bid circular.  The take-over bid circular and related documents have been filed on SEDAR and EDGAR, and Aquiline’s directors' circular has been filed on SEDAR.

Aquiline Securityholders may obtain a copy of the take-over bid circular, letters of transmittal and notice of guaranteed delivery at the SEDAR web site at www.sedar.com, at the EDGAR web site at www.sec.gov, at the Pan American web site at www.panamericansilver.com and from the information agent, Kingsdale Shareholder Services Inc. (“Kingsdale”), who may be contacted toll-free at 1-888-518-6824.  Copies of the directors' circular may be obtained at the SEDAR web site at www.sedar.com and at Aquiline's web site at www.aquiline.com.  The Depositary for the Offers is Kingsdale.  Inquiries should be directed to the Depositary toll-free at 1-888-518-6824 or contactus@kingsdaleshareholders.com.

About Pan American

Pan American’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves. The Company has eight operating mines in Mexico, Peru, Argentina and Bolivia.

About Aquiline

Aquiline is an exploration and development company advancing one of the world’s largest undeveloped silver deposits (Navidad), as well as a gold/silver deposit (Calcatreu), both of which are situated in southern Argentina, as well as a gold deposit in Peru (Pico Machay).

Information Contact

Pan American Silver Corp.
(604) 684-1175
www.panamericansilver.com

Aquiline Resources Inc.
(416) 599-4133
www.aquiline.com

Additional Information About The Transaction And Where To Find It

In connection with the proposed transaction, Pan American has filed a registration statement on Form F-80 with the United States Securities and Exchange Commission (the “SEC”), including the take-over bid circular (which constitutes the “prospectus” for U.S. federal securities law purposes), letters of transmittal, notice of guaranteed delivery and other information relating to the Offers, including a notice of variation and extension to be filed on an Amendment No. 1 to the Form F-80.  Investors and security holders are urged to read these documents and any other relevant documents filed by Pan American with the SEC, as well as any amendments or supplements to these documents because they will contain important information. Investors and security holders may obtain these documents free of charge at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by Pan American may be obtained free of charge by directing such request to: Kingsdale Shareholder Services at 1-888-518-6824 or from Pan American's website at www.panamericansilver.com.  Investors and security holders are urged to read these documents before making any investment decision with respect to the proposed transaction.  Security holders who have questions about the Offers can also contact Kingsdale. Kingsdale has been retained by Pan American to act as Information Agent for the Offers.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE “FORWARD LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES' PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO PAN AMERICAN, AQUILINE AND THEIR RESPECTIVE OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: THE TIMING AND PROSPECTS FOR AQUILINE SECURITYHOLDER ACCEPTANCE OF THE OFFERS AND THE IMPLEMENTATION THEREOF.  THESE STATEMENTS REFLECT THE CURRENT VIEWS OF PAN AMERICAN AND AQUILINE, RESPECTIVELY WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY EACH OF PAN AMERICAN AND AQUILINE, RESPECTIVELY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND BOTH PAN AMERICAN AND AQUILINE, RESPECTIVELY, HAS MADE ASSUMPTIONS BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE WITHOUT LIMITATION: THE FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE ARGENTINE PESO, PERUVIAN SOL, MEXICAN PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF PAN AMERICAN AND AQUILINE’S BUSINESSES, RESPECTIVELY; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, PERMITTING, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, ARGENTINA, MEXICO, PERU, BOLIVIA OR OTHER COUNTRIES WHERE PAN AMERICAN AND AQUILINE MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; BUSINESS OPPORTUNITIES THAT MAY BE PRESENTED TO, OR PURSUED BY PAN AMERICAN OR AQUILINE; PAN AMERICAN’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS; CHALLENGES TO PAN AMERICAN’S OR AQUILINE’S TITLE TO PROPERTIES; LITIGATION, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; DISCREPANCIES BETWEEN ACTUAL AND ESTIMATED PRODUCTION, PRICE VOLATILITY, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTIONS "BUSINESS COMBINATION RISKS" IN THE TAKE-OVER BID CIRCULAR AND

“RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN PAN AMERICAN’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “DESCRIPTION OF BUSINESS - RISK FACTORS” IN AQUILINE’S ANNUAL INFORMATION FORM FILED WITH CERTAIN CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES AND ELSEWHERE IN AQUILINE DOCUMENTS FILED FROM TIME TO TIME WITH APPLICABLE REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH PAN AMERICAN AND AQUILINE, RESPECTIVELY, HAVE ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. PAN AMERICAN AND AQUILINE DO NOT INTEND, AND DO NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP
(Registrant)
Date:	December 8, 2009	By:	/s/ Robert Pirooz
Name: Robert Pirooz Title: General Counsel, Secretary and Director